UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

AMKOR TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

031652100

(CUSIP Number)

James J. Kim

1500 E. Lancaster Avenue

Paoli, PA 19301-9713

Telephone: (480) 575-7253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Richard D. Rosen, Esq.

Dentons Cohen & Grigsby P.C.

Mercato – Suite 6200

9110 Strada Place.

Naples, FL 34108-2938

Telephone: (412) 297-4927

See Item 1

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 51,184,857 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 51,184,857 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 51,184,857 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 21.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim, as trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 16,203,920 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 20,825,963 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 20,825,963 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 8.5%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Agnes C. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 23 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 23 shares
	10.	Shared Dispositive Power. 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 23 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,056,223 shares
	8.	Shared Voting Power. 25,674,640 shares
	9.	Sole Dispositive Power. 2,056,223 shares
	10.	Shared Dispositive Power. 25,674,640 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 27,730,863 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 11.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 12,138,063 shares
	8.	Shared Voting Power. 17,659,500 shares
	9.	Sole Dispositive Power. 7,594,001 shares
	10.	Shared Dispositive Power. 32,304,594 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 39,898,595 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 16.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 15,641 shares
	8.	Shared Voting Power. 6,189,831 shares
	9.	Sole Dispositive Power. 15,641 shares
	10.	Shared Dispositive Power. 6,189,831 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,205,472 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 2.6%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,363,400 shares
	8.	Shared Voting Power. 1,335,113 shares
	9.	Sole Dispositive Power. 1,363,400 shares
	10.	Shared Dispositive Power. 1,335,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,698,513 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 4,618,381 shares
	8.	Shared Voting Power. 25,674,640 shares
	9.	Sole Dispositive Power. 4,612,275 shares
	10.	Shared Dispositive Power. 25,674,640 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 30,293,021 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 12.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 9,020,108 shares
	8.	Shared Voting Power. 17,659,500 shares
	9.	Sole Dispositive Power. 4,083,065 shares
	10.	Shared Dispositive Power. 33,558,493 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 37,641,558 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 15.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim Trust of December 31, 1987
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 7,594,001 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 7,594,001 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 7,594,001 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,733,333 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,333 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,733,333 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,333 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,733,334 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,334 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,334 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,335,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,335,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,335,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,093,574 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,093,574 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,093,574 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,363,400 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 1,363,400 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. The James and Agnes Kim Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Non-Profit Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,150,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 1,150,000 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,150,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. 915 Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 49,594,980 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 49,594,980 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 49,594,980 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 20.3%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2007 Children’s Trust UA dated 12/28/07
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 315,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 315,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 315,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujoda Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 6,189,831 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 6,189,831 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,189,831 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 2.5%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,622,043 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,622,043 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,622,043 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.7%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim Family Trust Under the Susan Y. Kim 2012 Irrevocable Trust Agreement Dated 7/26/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 3,341,120 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 3,341,120 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,341,120 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2012 Generation-Skipping Trust U/A dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,957,350 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,957,350 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,957,350 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,202,942 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,202,942 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,202,942 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 7,828,682 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 7,828,682 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 7,828,682 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2014 Qualified Annuity Trust U/A dated 10/13/14
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2018-1 Qualified Annuity Trust U/A dated 8/30/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,580,734 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,580,734 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,580,734 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim 2015 Irrevocable Trust U/A Dated March 16, 2015
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujochil, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 19,484,809 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 19,484,809 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 19,484,809 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 8.0%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 3,272,831 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 3,272,831 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,272,831 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.3%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,564,323 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,564,323 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,564,323 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 4/01/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 3,000,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 3,000,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,000,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 4,083,065 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 4,083,065 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,083,065 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.7%
14.	Type of Reporting Person (See Instructions). OO

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 15 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2005, as amended by Amendment No. 1 filed with the Commission on April 4, 2008, Amendment No. 2 filed with the Commission on March 19, 2009, Amendment No. 3 filed with the Commission on April 16, 2009, Amendment No. 4 filed with the Commission on February 5, 2010, Amendment No. 5 filed with the Commission on March 28, 2011, Amendment No. 6 filed with the Commission on November 17, 2011, Amendment No. 7 filed with the Commission on March 24, 2013, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on March 30, 2015, Amendment No. 10 filed with the Commission on March 30, 2016, Amendment No. 11 filed with the Commission on January 20, 2017, Amendment No. 12 filed with the Commission on March 21, 2018, Amendment No. 13 filed with the Commission on November 9, 2018 and Amendment No. 14 filed with the Commission on March 20, 2020 by the reporting persons who then constituted the Group and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Issuer”). The principal executive offices of Amkor are located at 2045 East Innovation Circle, Tempe, Arizona 85284, previously having been located at 1900 South Price Road, Chandler, Arizona 85286.

This Amendment is being filed to report (i) on March 2, 2020, the James J. Kim Qualified Annuity Trust U/A Dated 10/13/14 distributed 91,392 shares of the Issuer’s Common Stock to James J. Kim, (ii) on March 16, 2020, the James J. Kim Qualified Annuity Trust U/A Dated 10/13/14 distributed 15,641 shares of the Issuer’s Common Stock to each of Susan Y. Kim, John T. Kim and David D. Kim, (iii) on April 1, 2020, Susan Y. Kim transferred 3,000,000 shares of the Issuer’s Common Stock to the Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement Dated 4/01/20, (iv) on April 29, 2020, John T. Kim exercised his options to acquire 20,000 shares of the Issuer’s Common Stock as previously reported on a Form 4, (v) on May 19, 2020, Susan Y. Kim was granted 6,106 restricted shares of the Issuer’s Common Stock as previously reported on a Form 4, (vi) on May 26, 2020, James J. Kim transferred 1,564,323 shares of the Issuer’s Common Stock to the James J. Kim 2020-1 Qualified Annuity Trust under the James J. Kim 2020-1 Qualified Annuity Trust Agreement dated 4/1/20, (vii) on July 1, 2020, the Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement Dated February 6, 2018 distributed 278,833 shares of the Issuer’s Common Stock to John T. Kim, (viii) on August 18, 2020, John T. Kim exercised options to acquire 131,250 and 54,687 shares of the Issuer’s Common Stock as previously reported on a Form 4, (ix) on August 19, 2020, the Susan Y. Kim 2015 Irrevocable Trust U/A Dated 3/16/15 distributed 526,500 shares of the Issuer’s Common Stock to Susan Y. Kim , (x) on August 21, 2020, the Susan Y. Kim 2015 Irrevocable Trust U/A Dated 3/16/15 distributed 561,343 shares of the Issuer’s Common Stock to the Family Trust Under the Susan Y. Kim 2012 Irrevocable Trust Agreement Dated 7/26/12, (xi) on December 15, 2020, the James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19 distributed 727,169 shares of the Issuer’s Common Stock to James J. Kim, (xii) on December 15, 2020, the James J. Kim 2018-1 Qualified Annuity Trust U/A Dated 8/30/18 distributed 446,316 shares of the Issuer’s Common Stock to James J. Kim, (xiii) on December 15, 2020, the Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement Dated 8/29/18 distributed 162,257 shares of the Issuer’s Common Stock to Susan Y. Kim, (xiv) on December 17, 2020, the James J. Kim 2008 Trust fbo Alexandra Kim Panichello dtd 2/5/08 transferred 816,613 shares of the Issuer’s Common Stock to Agnes C. Kim in payment of the accrued interest and principal of a Note payable to her by such trust, (xv) on December 17, 2020, the James J. Kim 2008 Trust fbo Jacqueline Mary Panichello dtd 2/5/08 transferred 816,613 shares of the Issuer’s Common Stock to Agnes C. Kim in payment of the accrued interest and principal of a Note payable to her by such trust, (xvi) on December 17, 2020, the James J. Kim 2008 Trust fbo Dylan James Panichello dtd 2/5/08 transferred 816,613 shares of the Issuer’s Common Stock to Agnes C. Kim in payment of the accrued interest and principal of a Note payable to her by such trust, (xvii) on December 17, 2020, the James J. Kim 2008 Trust fbo the Descendants of John T. Kim dtd 2/5/08 transferred 1,633,226 shares of the Issuer’s Common Stock to Agnes C. Kim in payment of the accrued interest and principal of a Note payable to her by such trust, (xviii) on December 21, 2020, Agnes C. Kim transferred 4,083,065 shares of the Issuer’s Common Stock to the Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20, (xix) on January 15, 2021, John T. Kim resigned as a co-trustee of the Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05 and a successor co-trustee was appointed, and (xx) on January 15, 2021, John T. Kim and Susan Y. Kim resigned as co-trustees of the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a “Reporting Person”):

i.	James J. Kim

ii.	James J. Kim, as Trustee

iii.	Agnes C. Kim

iv.	John T. Kim

v.	John T. Kim, as Trustee

vi.	David D. Kim

vii.	David D. Kim, as Trustee

viii.	Susan Y. Kim

ix.	Susan Y. Kim, as Trustee

x.	John T. Kim Trust of December 31, 1987

xi.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

xii.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

xiii.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

xiv.	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

xv.	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

xvi.	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

xvii.	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

xviii.	Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

xix.	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

xx.	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

xxi.	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

xxii.	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

xxiii.	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

xxiv.	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

xxv.	The James and Agnes Kim Foundation, Inc.

xxvi.	915 Investments, LP, for which James J. Kim is the sole general partner

xxvii.	John T. Kim 2007 Children’s Trust UA dated 12/28/07

xxviii.	Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner

xxix.	Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dated 8/29/18

xxx.	John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

xxxi.	Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18

xxxii.	Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12

xxxiii.	James J. Kim 2014 Qualified Annuity Trust U/A dated 10/13/14

xxxiv.	James J. Kim 2018-1 Qualified Annuity Trust U/A dated 8/30/18

xxxv.	Susan Y. Kim 2015 Irrevocable Trust U/A Dated March 16, 2015

xxxvi.	Sujochil, LP, for which John T. Kim and Susan Y. Kim are the general partners

xxxvii.	Susan Y. Kim Family Trust under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12

xxxviii.	James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19

xxxix.	James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20

xl.	Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20

xli.	Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20

(b) The principal business address for the natural persons listed above, who are all members of the Kim family (the “Kim Family”), 915 Investments, LP, a Pennsylvania limited partnership (the “915 Partnership”), Sujoda Investments, LP (“SI, LP”), Sujochil, LP (“Sujochil”), a Pennsylvania limited partnership, for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the “Kim Trusts”) and The James and Agnes Kim Foundation, Inc. (the “Foundation”) is 1500 E. Lancaster Avenue, Paoli, PA 19301-9713.

(c) Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present principal occupation or employment and (b) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each member of the Kim Family. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors, make investments and make grants to charitable organizations. The principal business of the 915 Partnership, SI, LP and Sujochil is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other investments.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended to include the following information:

All of the transfers described in Item 1 of Amendment No. 15 were made without additional consideration, except to the extent described in Item 1.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and restated as follows:

All Reporting Persons have acquired such shares for investment purposes and the Reporting Persons will hold all of the shares of Issuer’s Common Stock for investment purposes only. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors, the Reporting Persons may, from time to time and at any time, decide to increase their investment in the Issuer, including without limitation by acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities issued by the Issuer, or related to the securities of the Issuer (collectively, “Securities”), in the open market, by privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may, from time to time and at any time, decide to decrease their investment in the Issuer, including without limitation by disposing of any or all of their Securities in the open market, by privately negotiated transactions or otherwise, or to engage in any hedging or similar transactions with respect to the Securities.

James J. Kim is Executive Chairman and a director of the Issuer and Susan Y. Kim is a director of the Issuer. John T. Kim was a director of the Issuer until May 19, 2020. In such capacities, and as stockholders, the Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning and may in the future exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their interests as equity owners.

Other than as described above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j), inclusive, of the disclosure items required by Item 4 of the Schedule 13D (although they reserve the right to develop such plans or proposals).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a) The response to Row 11 in each Reporting Person’s cover page, indicating the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Schedule 13D. The total number of shares which are beneficially owned by the members of the Group as a group is    142,419,869 shares, or approximately 58.2% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Group includes 530,000 shares which may be acquired pursuant to options that are exercisable within 60 days of February 28, 2021. The ownership percentages were calculated based on 243,972,785 outstanding shares of Common Stock of Amkor as of February 28, 2021 according to the Issuer. Beneficial ownership was increased, as appropriate, to include the shares beneficially owned by each Reporting Person that may be acquired pursuant to options exercisable within 60 days of February 28, 2021.

(b) For each Reporting Person, the response to Row 7 on the cover page, indicating the number of shares as to which such person has the sole power to vote or to direct the vote is incorporated herein by reference.

For each Reporting Person, the response to Row 8 on the cover page, indicating the aggregate number of shares as to which such person has shared power to vote or to direct the vote, is incorporated herein by reference.

For each Reporting Person, the response to Row 9 on the cover page, indicating the number of shares as to which such person has the sole power to dispose or to direct the disposition is incorporated herein by reference.

For each Reporting Person, the response to Row 10 on the cover page, indicating the number of shares as to which such person has the shared power to dispose or to direct the disposition is incorporated herein by reference.

(c) See Items 1, 3, 4 and 6.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated as follows:

Each of the individuals and trusts listed in Item 2(a) (previously defined as the “Group”) may be deemed a member of a group consisting of members of the Kim Family, the Kim Trusts, the Foundation, the 915 Partnership, SI, LP, and Sujochil who may each exercise voting or investment power with respect to shares of the Issuer’s Common Stock in concert with other members of the Group. James J. Kim is the general partner of the 915 Partnership. Susan Y. Kim, David D. Kim and John T. Kim are members of the general partner of SI, LP. Susan Y. Kim is the managing member. The general partners of Sujochil are John T. Kim and Susan Y. Kim. All of the directors and officers of the Foundation are members of the Kim Family. Accordingly, the Foundation might be expected to vote the shares of Common Stock of the Issuer that the Foundation owns in concert with the Kim Family, the Kim Trusts, the 915 Partnership, SI, LP, and Sujochil.

None of the trust agreements or other relevant governing documents relating to the Group prohibit the persons authorized to vote shares of Common Stock of the Issuer from voting the shares of Common Stock of the Issuer held by them, in their discretion, in concert with the members of the Group. James J. and Agnes C. Kim are husband and wife. James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim, David D. Kim and John T. Kim. The John T. Kim Trust of December 31, 1987 has as its sole trustee John T. Kim. John T. Kim is the parent of Allyson Lee Kim and Jason Lee Kim and is the co-trustee of each of his children’s trusts along with Susan Y. Kim or James J. Kim. Susan Y. Kim is the parent of Alexandra Kim Panichello, Jacqueline Mary Panichello and Dylan James Panichello and is the co-trustee of each of her children’s trusts along with John T. Kim or James J. Kim.    David D. Kim is currently the sole trustee of the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08 and a co-trustee of the Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05. John T. Kim and Susan Y. Kim are co-trustees of the Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18. James J. Kim and Susan Y. Kim are co-trustees of the Susan Y. Kim Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18, the James J. Kim 2018-1 Qualified Annuity Trust U/A dated 8/30/18, the James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19, the Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20 and the James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20. Susan Y. Kim is the sole trustee of the Agnes C. Kim 2020-1

Qualified Annuity Trust U/A Dated 12/16/20.    The trustees of each Kim Trust may be deemed to be the beneficial owners of the shares held by such Kim Trust. None of the Kim Trusts owns more than five percent of the outstanding shares of the common stock of the company. James J. Kim, as general partner of the 915 Partnership, has sole voting and investment power with respect to all of the securities held by the 915 Partnership. The limited partners of the 915 Partnership are Agnes C. Kim, the children of James J. Kim, SI, LP and Sujoda Investments II, LP. The general partner of Sujoda Investments II, LP is Sujoda Management, LLC and the limited partners are the children of James J. Kim. Sujoda Management, LLC is the general partner of SI, LP. The sole members of Sujoda Management, LLC are John T. Kim, Susan Y. Kim and David D. Kim. The limited partners of SI, LP are grandchildren of James J. Kim. The general partners of Sujochil are John T. Kim and Susan Y. Kim. The limited partners are John T. Kim, Susan Y. Kim, two irrevocable trusts created by Susan Y. Kim for her descendants, two irrevocable trusts created by John T. Kim for his descendants, the 915 Partnership, Agnes C. Kim and James J. Kim. In addition, all of the directors and officers of the Foundation are members of the James J. Kim Family Group. Accordingly, the 915 Partnership, SI, LP, Sujochil, and the Foundation might each be expected to vote its shares of Issuer’s Common Stock in concert with the other members of the James J. Kim Family Group.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name

99.1	Fifteenth Amended and Restated Agreement regarding joint filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 11, 2021

/s/ James J. Kim
James J. Kim

/s/ James J. Kim
James J. Kim, as Trustee

/s/ Agnes C. Kim
Agnes C. Kim

/s/ John T. Kim
John T. Kim

/s/ John T. Kim
John T. Kim, as Trustee

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

/s/ Susan Y. Kim
Susan Y. Kim

/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

John T. Kim Trust of December 31, 1987

By:	/s/ John T. Kim
John T. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ John T. Kim
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

By:	/s/ John T. Kim
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ John T. Kim
John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Secretary

915 Investments, LP

By:	/s/ James J. Kim
James J. Kim, as general partner

John T. Kim 2007 Children’s Trust U/A dated 12/28/07

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Sujoda Investments, LP
By: Sujoda Management, LLC, its general partner

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Manager

Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18

By:	/s/ James J. Kim
James J. Kim, as Trustee

John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

By:	/s/ James J. Kim
James J. Kim, as Trustee

Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18

By:	/s/ John T. Kim
John T. Kim, as Trustee

Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12

By:	/s/ James J. Kim
James J. Kim, as Trustee

James J. Kim 2014 Qualified Annuity Trust U/A dated 10/13/14

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2018-1 Qualified Annuity Trust U/A dated 8/30/18

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Susan Y. Kim 2015 Irrevocable Trust U/A Dated March 16, 2015

By:	/s/ John T. Kim
John T. Kim, as Trustee

Family Trust Under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Sujochil, LP

By:	/s/ John T. Kim
John T. Kim, as General Partner

By:	/s/ Susan Y. Kim
Susan Y. Kim, as General Partner

James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

SCHEDULE I

ITEM 2.	Name of Person Filing
James J. Kim, individually and as Trustee

	(a)	Present principal occupation or employment:
Chairman of Issuer

	(b)	Address of Principal Business Office, or if none, Residence
1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing
Agnes C. Kim

	(a)	Present principal occupation or employment:
Homemaker

	(b)	Address of Principal Business Office, or if none, Residence
1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing
John T. Kim, individually and as trustee

	(a)	Present principal occupation or employment:
Private investor

	(b)	Address of Principal Business Office, or if none, Residence
1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing
David D. Kim, individually and as Trustee

	(a)	Present principal occupation or employment:
Private investor

	(b)	Address of Principal Business Office, or if none, Residence
1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing
Susan Y. Kim, individually and as Trustee

	(a)	Present principal occupation or employment:
Philanthropist and director

	(b)	Address of Principal Business Office, or if none, Residence
1500 E. Lancaster Avenue, Paoli, PA 19301-9713

EXHIBIT INDEX

Exhibit Number	Exhibit Name

99.1	Fifteenth Amended and Restated Agreement regarding joint filing